UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Cardlytics, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
14161W105
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 14161W105

1	NAME OF REPORTING PERSON 683 Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,758,462 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,758,462 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,758,462 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON IA
* Including 223,462 shares of Common Stock issuable upon the conversion of the Issuers 1.00% Convertible Senior Notes due 2025 in accordance with the Indenture, dated as of September 22, 2020, by and between the Issuer and U.S. Bank National Association, as Trustee, held by 683 Capital Partners, LP.

CUSIP No.: 14161W105

1	NAME OF REPORTING PERSON 683 Capital Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,758,462 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,758,462 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,758,462 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON PN
* Including 223,462 shares of Common Stock issuable upon the conversion of the Issuers 1.00% Convertible Senior Notes due 2025 in accordance with the Indenture, dated as of September 22, 2020, by and between the Issuer and U.S. Bank National Association, as Trustee, held by 683 Capital Partners, LP.

CUSIP No.: 14161W105

1	NAME OF REPORTING PERSON Ari Zweiman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,758,462 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,758,462 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,758,462 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON IN
* Including 223,462 shares of Common Stock issuable upon the conversion of the Issuers 1.00% Convertible Senior Notes due 2025 in accordance with the Indenture, dated as of September 22, 2020, by and between the Issuer and U.S. Bank National Association, as Trustee, held by 683 Capital Partners, LP.

CUSIP No.: 14161W105
ITEM 1(a).	NAME OF ISSUER: Cardlytics, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 675 Ponce de Leon Ave. NE, Ste 6000, Atlanta, GA 30308
ITEM 2(a).	NAME OF PERSON FILING: 683 Capital Management, LLC 683 Capital Partners, LP Ari Zweiman
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, NY 10019.
ITEM 2(c).	CITIZENSHIP: 683 Capital Management, LLC is a Delaware limited liability company. 683 Capital Partners, LP is a Delaware limited partnership. Ari Zweiman is a citizen of the United States.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001 per share (the Common Stock)
ITEM 2(e).	CUSIP NUMBER: 14161W105
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
As of December 31, 2023, 683 Capital Partners, LP beneficially owned 1,758,462 shares of Common Stock, which includes 223,462 shares of Common Stock issuable upon the conversion of the Issuers 1.00% Convertible Senior Notes due 2025 in accordance with the Indenture, dated as of September 22, 2020, by and between the Issuer and U.S. Bank National Association, as Trustee.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 1,758,462 shares of Common Stock beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 1,758,462 shares of Common Stock beneficially owned by 683 Capital Management, LLC.
(b) Percent of class:
The following percentage is based on 38,529,110 shares of Common Stock outstanding as of September 30, 2023, as disclosed in the Issuer's FORM S-3 Registration Statement filed with the Securities and Exchange Commission on January 29, 2024.

As of December 31, 2023, the Reporting Persons may be deemed to have beneficially owned approximately 4.6% of the outstanding shares of Common Stock.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
See Cover Pages Items 5-9.
(ii) shared power to vote or to direct the vote:
See Cover Pages Items 5-9.
(iii) sole power to dispose or direct the disposition of:
See Cover Pages Items 5-9.
(iv) shared power to dispose or to direct the disposition of:
See Cover Pages Items 5-9.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: See Exhibit A of Schedule 13G filed on July 21, 2022.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 14161W105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14 2024	683 Capital Management, LLC By: /s/ Ari Zweiman Name: Ari Zweiman Title: Managing Member
February 14 2024	683 Capital Partners, LP By: /s/ Ari Zweiman Name: Ari Zweiman Title: Authorized Person
February 14 2024	Ari Zweiman By: /s/Ari Zweiman Name: Ari Zweiman Title: Managing Member
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).